UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 18, 2023

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓     Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 18 December 2023 entitled ‘Statement on Iliad announcement relating to Italy’.

18 December 2023

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION
Statement on Iliad announcement relating to Italy

Vodafone Group Plc ("Vodafone") notes today's announcement from Iliad regarding a proposed merger of Vodafone Italy and Iliad Italy.

Consistent with its previous statements, Vodafone is supportive of in-market consolidation in countries where it is not achieving appropriate returns on invested capital and confirms it is exploring options with several parties to achieve this in Italy, including through a merger or a disposal.

There can be no certainty that any transaction will ultimately be agreed. If required, a further announcement will be made when appropriate.

This announcement contains inside information for the purposes of Article 7  of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic UK law as defined in the Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310).

For more information, please contact:

Investor Relations                                          Media Relations
investors.vodafone.com                                   vodafone.com/news/contact-us
ir@vodafone.co.uk                                           GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Maaike de Bie, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

About Vodafone

Vodafone is the largest pan-European and African telecoms company. Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 46 more and are also a world leader in the Internet of Things (IoT), connecting over 175 million devices and platforms. With Vodacom Financial Services and M-Pesa, the largest financial technology platform in Africa, we serve more than 73 million people across seven countries.

We are committed to reducing our environmental impact to reach net zero emissions by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste by 2025.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 18, 2023	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary